Exhibit 99.1
Trina Solar Holds Annual General Meeting of Shareholders
Changzhou, China — September 14, 2011 — Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today that it held its 2011 Annual General Meeting of Shareholders on September 13, 2011. Each of the proposals submitted for shareholder approval was approved.
Specifically, the shareholders approved:
1. Re-election of Mr. Junfeng Li as a director of the Company;
2. Re-election of Mr. Liping Qiu as a director of the Company; and
3. Appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2011.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com. For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Senior Director of Investor Relations	Michael Fuchs
Phone: + 1 (408) 459-6706 (San Jose)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com